Exhibit 99.2

VASTA Platform Limited

Unaudited Condensed Interim Consolidated Financial Statements

Six-months period ended June 30, 2023

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

CONTENT

Unaudited Condensed Interim Consolidated Financial Statements as of six-months period ended June 30, 2023	Page
Unaudited Condensed Interim Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022	3
Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six-months periods ended June 30, 2023 and 2022	5
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the six-months periods ended June 30, 2023 and 2022	6
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the six-months periods ended June 30, 2023 and 2022	7
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	8

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022

Assets	Note	June 30, 2023	December 31, 2022
Current assets
Cash and cash equivalents	7	38,268	45,765
Marketable securities	8	385,002	380,514
Trade receivables	9	567,281	649,135
Inventories	10	279,903	266,450
Taxes recoverable		15,221	19,120
Income tax and social contribution recoverable		19,375	17,746
Prepayments		78,269	56,645
Other receivables		916	972
Related parties – other receivables	20	30	1,759
Total current assets		1,384,265	1,438,106

Non-current assets
Judicial deposits and escrow accounts	21.b	195,041	194,859
Deferred income tax and social contribution	22	209,933	170,851
Equity accounted investees	11	80,485	83,139
Other investments and interests in entities		8,272	8,272
Property, plant and equipment	12	182,368	197,688
Intangible assets and goodwill	13	5,386,472	5,427,676
Total non-current assets		6,062,571	6,082,485

Total Assets		7,446,836	7,520,591

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022

Liabilities	Note	June 30, 2023	December 31, 2022
Current liabilities
Bonds	14	96,717	93,779
Suppliers	15	213,367	250,647
Reverse factoring	15	230,243	155,469
Lease liabilities	16	23,635	23,151
Income tax and social contribution payable		-	5,564
Salaries and social contributions	19	99,691	100,057
Contractual obligations and deferred income	17	46,734	57,852
Accounts payable for business combination and acquisition of associates	18	34,169	73,007
Other liabilities		26,488	29,630
Other liabilities - related parties	20	-	54
Total current liabilities		771,044	789,210

Non-current liabilities
Bonds	14	749,726	749,217
Lease liabilities	16	108,162	117,412
Accounts payable for business combination and acquisition of associates	18	557,451	552,270
Provision for tax, civil and labor losses	21.a	671,952	651,252
Other liabilities		28,562	31,551
Total non-current liabilities		2,115,853	2,101,702

Total current and non-current liabilities		2,886,897	2,890,912

Shareholder's Equity
Share capital	23.1	4,820,815	4,820,815
Capital reserve	23.3	86,663	80,531
Treasury shares	23.4	(21,786)	(23,880)
Accumulated losses		(329,295)	(247,787)
Total Shareholder's Equity		4,556,397	4,629,679

Interest of non-controlling shareholders		3,542	-

Total Shareholder's Equity		4,559,939	4,629,679

Total Liabilities and Shareholder's Equity		7,446,836	7,520,591

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income for the six-months periods ended June 30, 2023, and 2022

	Note	April 01 to June 30, 2023	June 30, 2023	April 01 to June 30, 2022	June 30, 2022
Net revenue from sales and services	24	271,396	674,231	189,956	570,537
Sales		260,205	653,893	180,339	552,225
Services		11,191	20,338	9,617	18,312

Cost of goods sold and services	25	(119,177)	(274,303)	(79,966)	(209,203)

Gross profit		152,219	399,928	109,990	361,334

Operating income (expenses)
General and administrative expenses	25	(118,091)	(245,372)	(127,139)	(253,227)
Commercial expenses	25	(64,863)	(115,924)	(46,988)	(94,921)
Other operating income	25	9,487	10,481	707	1,640
Other operating expenses	25	(32,968)	(32,968)	-	-
Impairment losses on trade receivables	25	(1,028)	(11,408)	(3,543)	(12,439)
Share of loss equity-accounted investees	11	(2,126)	(2,654)	-	-
(Loss) profit before finance result and taxes		(57,370)	2,083	(66,973)	2,387

Finance result
Finance income	26	17,470	34,101	21,896	37,165
Finance costs	26	(82,754)	(158,570)	(69,902)	(127,865)
		(65,284)	(124,469)	(48,006)	(90,700)

Loss before income tax and social contribution		(122,654)	(122,386)	(114,979)	(88,313)

Income tax and social contribution		44,043	41,551	40,318	33,842
Current	21	3,917	2,463	(8,120)	(13,643)
Deferred	21	40,126	39,088	48,438	47,485

Loss for the period		(78,611)	(80,835)	(74,661)	(54,471)
					-

Allocated to:
Controlling shareholders		(79,230)	(81,508)	(74,661)	(54,471)
Non-controlling shareholders		619	673	-	-

Loss per share (in %)
Basic	23.2		(0.97)		(0.65)
Diluted	23.2		(0.97)		(0.65)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statement of Changes in Equity for the six-months periods ended June 30, 2023 and 2022

	Share capital		Capital reserve
	Share Capital	Share issuance costs	Share-based compensation reserve (granted)	Share-based compensation reserve (vested)	Treasury shares (Note 23d)	Accumulated losses	Total Shareholders' Equity/ Net Investment	Non-controlling shareholders	Total Non-controlling Shareholders' Equity/ Net Investment
Balance as of December 31, 2021	4,961,988	(141,173)	30,445	31,043	(23,880)	(193,214)	4,665,209	-	4,665,209
Loss for the period	-	-	-	-	-	(54,471)	(54,471)	-	(54,471)
Share based compensations granted and issued	-	-	10,613	-	-	-	10,613	-	10,613
Share based compensations vested	-	-	(2,636)	2,636	-	-	-	-	-
Balance as of June 30, 2022(unaudited)	4,961,988	(141,173)	38,422	33,679	(23,880)	(247,685)	4,621,351	-	4,621,351

Balance as of December 31, 2022	4,961,988	(141,173)	46,245	34,286	(23,880)	(247,787)	4,629,679	-	4,629,679
Loss for the period	-	-	-	-	-	(81,508)	(81,508)	673	(80,835)
Share based compensations granted and issued	-	-	8,226	-	-	-	8,226	-	8,226
Restricted shares transferred	-	-	(1,767)	-	1,767	-	-	-	-
(loss) gain on the sale of treasury shares	-	-	(327)	-	327	-	-	-	-
Non-controlling shareholders	-	-	-	-	-	-	-	2,869	2,869
Balance as of June 30,2023 (unaudited)	4,961,988	(141,173)	52,377	34,286	(21,786)	(329,295)	4,556,397	3,542	4,559,939

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the six-months period ended June 30, 2023, and 2022

		For the period ended June 30,
	Notes	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax and social contribution		(122,386)	(88,313)
Adjustments for:
Depreciation and amortization	12 and 13	135,359	131,892
Depreciation to digital book		5,249	-
Share of loss profit of equity-accounted investees	11	2,654	-
Impairment losses on trade receivables	9	11,408	12,439
Reversal for tax, civil and labor losses, net	25	(9,165)	(6,860)
Provision on accounts payable for business combination	26	23,562	-
Interest on provision for tax, civil and labor losses	26	31,114	25,556
Provision for obsolete inventories	10	7,240	6,110
Interest on bonds	14	60,853	52,089
Contractual obligations and right to returned goods		17,823	2,687
Interest on accounts payable for business combination	26	34,987	29,791
Imputed interest on suppliers	26	15,180	8,402
Share-based payment expense		8,226	4,989
Interest on lease liabilities	16	6,260	7,290
Interest on marketable securities	25	(19,633)	(26,804)
Residual value of disposals of property and equipment and intangible assets	12 and 13	(231)	904
		208,500	160,172
Changes in
Trade receivables		71,653	66,087
Inventories		(20,344)	8,155
Prepayments		(21,562)	(21,018)
Taxes recoverable		4,838	(7,905)
Judicial deposits and escrow accounts		(665)	(2,557)
Other receivables		105	(3,281)
Related parties – other receivables		1,729	(600)
Suppliers		21,366	(9,296)
Salaries and social charges		(843)	27,367
Tax payable		(5,140)	5,071
Contractual obligations and deferred income		(31,707)	12,120
Other liabilities		(5,682)	(1,772)
Other liabilities - related parties		(55)	(9,222)
Cash from operating activities		222,193	223,321
Payment of interest on leases	16	(7,086)	(7,158)
Payment of interest on bonds	14	(57,915)	(37,778)
Payment of interest on business combinations	18	(7,768)	-
Income tax and social contribution paid		(665)	(1,489)
Payment of provision for tax, civil and labor losses	21	(739)	(1,360)
Net cash from operating activities		148,020	175,536
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	12	(9,348)	(48,228)
Additions of intangible assets	13	(60,013)	(35,927)
Acquisition of subsidiaries net of cash acquired		(3,212)	(8,475)
Purchase of investment in marketable securities		(625,621)	(1,025,881)
Proceeds from investment in marketable securities		640,766	801,264
Net cash applied in investing activities		(57,428)	(317,247)
CASH FLOWS FROM FINANCING ACTIVITIES
Lease liabilities paid	16	(13,918)	(13,727)
Payments of bonds		-	(759)
Payments of accounts payable for business combination	18	(84,171)	(5,934)
Net cash applied in financing activities		(98,089)	(20,420)
Net decrease in cash and cash equivalents		(7,497)	(162,131)
Cash and cash equivalents at beginning of period		45,765	309,893
Cash and cash equivalents at end of period		38,268	147,762
Net decrease in cash and cash equivalents		(7,497)	(162,131)

The accompanying notes are an integral part of this Unaudited Condensed Interim Consolidated Financial Statements.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1.	The Company and Basis of Presentation

1.1.	The Company

Vasta Platform Ltd., together with its subsidiaries (the Company) is a publicly held company incorporated in the Cayman Islands on October 16, 2019, with headquarters in the city of São Paulo, Brazil. The Company is a technology-powered education content providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment. Vasta’s fiscal year begins on January 1 of each year and ends on December 31, of the same year.

The Company has built a “Platform as a Service”, solution or PaaS, with two main modules: Content & EdTech Platform and Digital Services. The Company’s Content & EdTech Platform combines a multi-brand and tech-enabled array with digital and printed content through long-term contracts with partner schools.

Since July 31, 2020, VASTA Platform Ltd. has been a publicly-held company registered with SEC (“The US Securities and Exchange Commission) and its shares are traded on Nasdaq Global Select Market under ticker symbol “VSTA”.

1.2.	Significant events during the period

a.	Business Combination

On March 03, 2023 the Company, through its subsidiary Somos Sistemas de Ensino S.A. (“Somos”), acquired 51% interest in the capital of “Escola Start Ltda.” (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

Start is a company dedicated to providing bilingual education services for kindergarten, primary and secondary education, and preparatory courses for entrance exams, including the sale of books, teaching materials, school uniforms and stationery. See note 5.

The Unaudited Condensed Interim Consolidated Financial Statements comprise the following entities, which are all fully owned by the Company:

Company	June 30, 2023	December 31, 2022
	Interest	Interest
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	100%	100%
A & R Comércio e Serviços de Informática Ltda. (“Pluri”)	100%	100%
Colégio Anglo São Paulo (“Anglo”)	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”)	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	100%	100%
Escola Start Ltda. (“Start”)	51%	-

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

2.	Basis of accounting

These interim financial statements for the six-months period ended June 3o, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2022 (‘last annual financial statements’). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company´s financial position and performance since the last annual financial statements.

These Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Brazilian Reais (“R$”), which is the Company functional currency. All financial information presented in R$ has been rounded to the nearest thousand, except as otherwise indicated.

(a)       Basis of consolidation and investments in other companies

Company		June 30, 2023	December 31, 2022
	Investment type	Interest	Interest
Somos Sistemas de Ensino S.A. (“Somos Sistemas”)	Subsidiary	100%	100%
Livraria Livro Fácil Ltda. (“Livro Fácil”)	Subsidiary	100%	100%
A & R Comércio e Serviços de Informática Ltda. (“Pluri”)	Subsidiary	100%	100%
Colégio Anglo São Paulo (“Anglo”)	Subsidiary	100%	100%
Sociedade Educacional da Lagoa Ltda. (“SEL”)	Subsidiary	100%	100%
EMME – Produções de Materiais em Multimídia Ltda. (“EMME”)	Subsidiary	100%	100%
Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. (“Phidelis”)	Subsidiary	100%	100%
MVP Consultoria e Sistemas Ltda. (“MVP”)	Subsidiary	100%	100%
Escola Start Ltda. (“Start”)	Subsidiary	51%	-
Educbank Gestão de Pagamentos Educacionais S.A.	Associate	45%	45%
Flex Flix Limited.	Investment	10%	10%

These Unaudited Condensed Interim Consolidated Financial Statements were authorized for issue by the Company’s board of directors on August 03, 2023.

3.	Use of estimates and judgements

In preparing these interim Financial Statements, Management has made judgements and estimates that affect the application of Company´ accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Measurement of fair values

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

Where Level 1 inputs are not available, if needed, the Company engages third party qualified appraisers to perform the valuation using Level 2 and / or Level 3 inputs. If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company’s management establishes the appropriate valuation techniques and inputs to the model, working closely with the qualified external advisors when they are engaged in such activities.

The valuations of identifiable assets and contingent liabilities in business combinations could be particularly sensitive to changes in one or more unobservable inputs considered in the valuation process. Further information on the assumptions used in the valuation process of such items is provided in Note 5.

Fair value measurement assumptions are used for determination of expenses with Share-based Compensation, which are disclosed in Note 23.

4.	Significant accounting policies and new and not yet effective accounting standards

The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2022. The accounting policies have been consistently applied to all consolidated companies. There are no new accounting policies that could be applicable since January 1, 2023, or early adopted in the Unaudited Condensed Interim Consolidated Financial Statements.

5.	Business Combinations

Acquisitions in 2023

As mentioned in Note 1.2, on March 03, 2023, the Company acquired a 51% interest in the capital of the Escola Start Ltda. (“Start”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The purchase price of R$4,482 will be paid in two installments, a fixed installment of R$4,100 in cash on the acquisition date and a variable installment of R$382, subject to price adjustment depending on the calculation of financial indicators defined as contract and corrected by 100% of the CDI.

On the same date, a purchase option agreement was entered into for the acquisition of the remaining shares issued by Anglo Start held by the minority shareholder, representing 49% of the share capital, as of January 2028, through which the amount of R$11,700.

The acquisitions were accounted for using the acquisition method of accounting, i.e., the consideration transferred, and the net identifiable assets acquired, and liabilities assumed were measured at fair value, while goodwill is measured as the excess of consideration paid over those items. The following table presents the net identifiable assets acquired and liabilities assumed for business combination in 2023:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Start Anglo
Current assets
Cash and cash equivalents	888
Trade receivables	1,207
Inventories	349
Other receivables	238
Total current assets	2,682

Non-current assets
Property and equipment	796
Intangible assets	6,250
Intangible assets - Customer Portfolio	1,510
Intangible assets – Trademarks	4,740
Total non-current assets	7,046

Total Assets	9,728

Current liabilities
Contractual obligations and deferred income	2,766
Other liabilities	940
Total current liabilities	3,706

Non-current liabilities
Other liabilities	16
Tax Installments	93
Total non-current liabilities	109

Total liabilities	3,815

Net identifiable assets at fair value	5,913
Percentage acquired (51%) (A)	3,016
Total of Consideration transferred (B)	4,482
Goodwill (A-B)	1,466

From the date of acquisition to June 30, 2023, Start contributed to a net revenue from sales and services in the amount of R$ 3,845, and net profit for the period in the amount of R$ 1,373.

Acquisitions in 2022

On January 14, 2022, the Company acquired the companies Phidelis Tecnologia Desenvolvimento de Sistemas Ltda. and MVP Consultoria e Sistemas Ltda. (“Phidelis”), when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed. The Company will pay a total purchase price in the amount of R$21,966, comprised of (i) R$8,854 in cash, paid on the acquisition date, (ii) R$7,638 to be paid in annual installments over the course of two years, and (iii) a variable R$5,474, with the achievement of performance linked to net revenue of the years 2023 and 2024 to be paid in three annual installments between 2023 and 2026. The net identifiable assets acquired, and liabilities assumed for each business combination in 2022 are presented in last annual financial statements.

6.	Financial Risk Management

The Company has a risk management policy for regular monitoring and managing the nature and overall position of financial risks and to assess its financial results and impacts on its cash flows. Counterparty credit limits are also reviewed periodically or whenever the Company identifies significant changes in financial risk.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

The economic and financial risks reflect the behavior of macroeconomic variables such as interest rates as well as other characteristics of the financial instruments maintained by the Company. These risks are managed through control and monitoring policies, specific strategies, and limits.

6.1.	Financial Instruments by Category

The Company holds the following financial instruments:

	Hierarchy	June 30, 2023	December 31, 2022
Assets - Amortized cost
Cash and cash equivalents		38,268	45,765
Trade receivables		567,281	649,135
Other receivables		916	972
Related parties – other receivables		30	1,759
		606,495	697,631

Assets - Fair value through profit or loss
Marketable securities	1	385,002	380,514
Other investments and interests in entities		8,272	8,272
		393,274	388,786

Liabilities - Amortized cost
Bonds		846,443	842,996
Lease liabilities		131,797	140,563
Reverse factoring		230,243	155,469
Suppliers		213,367	250,647
Accounts payable for business combination and acquisition of associates		562,927	569,360
Accounts payable for business combination and acquisition of associates (i)	3	28,693	55,917
Other liabilities - related parties		-	54
		2,013,470	2,015,006

(i)	Refers to a portion of the liability remeasured based on economic activity of the acquired entity (post-closing price adjustments). Valuation techniques and significant unobservable inputs related to this measured were presented in the financial statements as of December 31, 2022.

The Company has not disclosed the fair values of your financial instruments, because their carrying amounts approximates fair value.

6.2.	Financial risk factors

The Company’s activities expose it to certain financial risks mainly related to market risk, credit risk and liquidity risk. Management and the Group’s Board of Directors monitor such risks in line with their capital management policy objectives.

This note presents information on the Company’s exposure to each of the risks above, the objectives of the Company, measurement policies, and the Company’s risk and capital management process.

The Company has no derivative transactions.

a.	Market risk – cash flow interest rate risk

This risk arises from the possibility that the Company incurs losses because of interest rate fluctuations that increase finance costs related to financing and bonds raised in the market and obligations for acquisitions from third parties payable in installments. The Company continuously monitors market interest rates in order to assess the need to contract financial instruments to hedge against volatility of these rates. Additionally, financial assets also indexed to CDI and IPCA (broad consumer price index) partially mitigate any interest rate exposures. Interest rates contracted are as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

	June 30, 2023	December 31, 2022	Interest rate
Bonds
Private bonds – 6th Issuance – series 2	53,665	53,688	CDI + 1.00% p.a.
Private bonds – 9th Issuance – series 2	264,074	259,843	CDI + 2.40% p.a.
Bonds – 1st Issuance – single	528,704	529,465	CDI + 2.30% p.a.
Financing and lease liabilities	131,797	140,563	IPCA
Accounts payable for business combination and acquisition of associates	591,620	625,277	CDI
	1,569,860	1,608,836

b.	Credit risk

Credit risk arises from the potential default of a counterparty on an agreement or financial instrument, resulting in financial loss. The Company is exposed to credit risk in its operating activities (mainly in connection with trade receivables, see note 9 and financial activities that include reverse factoring deposits with banks and other financial institutions and other financial instruments contracted.

The Company mitigates its exposure to credit risks associated with financial instruments, deposits in banks and short-term investments by investing in prime financial institutions and in accordance with limits previously set in the Company’s policy. See notes 7 and 8.

To mitigate risks associated with trade receivables, the Company adopts a sales policy and an analysis of the financial and equity condition of its counterparties. The sales policy is directly associated with the level of credit risk the Company is willing to accept in the normal course of its business.

The diversification of its receivable’s portfolio, the selectivity of its customers, as well as the monitoring of sales financing terms and individual position limits are procedures adopted to minimize defaults or losses in the realization of trade receivables. Thus, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Furthermore, the Company reviews the recoverable amount of its trade receivables at the end of each reporting period to ensure that adequate credit losses are recorded. See note 9.

c.	Liquidity risk

To cover possible liquidity deficiencies or mismatches between cash and cash equivalents and short-term debt and financial obligations, the Company continues to operate with reverse factoring if this credit line is offered by banks and accepted by Company suppliers. This is the risk of the Company not having enough funds and or bank credit limits to meet its short-term financial commitments, due to mismatching terms in expected receipts and payments.

The Company continuously monitors its cash balance and indebtedness level and implemented measures to allow access to the capital markets, when necessary. It also endeavors to assure they remain within existing credit limits. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets, liabilities and takes into consideration its debt financing plans, covenant compliance, internal liquidity targets and, if applicable, regulatory requirements.

Cash surplus generated by the Company is handled in short-term deposits being those investments composed by enough liquidity thus providing to the Company the appropriate commitment with the going concern presumption.

The table below presents the maturity of the Company’s financial liabilities.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Financial liabilities by maturity ranges

June 30, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds (note 14)	96,717	499,726	250,000	846,443
Lease liabilities (note 16)	23,266	21,019	87,512	131,797
Accounts payable for business combination and acquisition of associates (note 18)	34,169	368,434	189,017	591,620
Suppliers (note 15)	213,367	-	-	213,367
Reverse factoring (note 15)	230,243	-	-	230,243
	597,762	889,179	526,529	2,013,470

The table below reflects the estimated interest rate based on CDI for 12 months (13.54% p.a.) and IPCA for 12 months (3.16% p.a.) extracted from BACEN (Brazilian Central Bank) on base period June 30, 2023. Amounts payable refer to principal and interest based on undiscounted contractual amounts and, therefore, do not reflect the financial position presented as of June 30, 2023:

June 30, 2023	Less than one year	Between one and two years	Over two years	Total
Bonds	109,817	567,412	283,862	961,091
Lease liabilities	24,001	21,684	90,279	135,964
Accounts payable for business combination and acquisition of associates	38,797	418,337	214,618	671,752
Suppliers	242,267	-	-	242,267
Reverse factoring	261,429	-	-	261,429
	676,311	1,007,433	588,759	2,272,503

d.	Capital management.

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Company monitors capital based on the gearing ratio. This ratio corresponds to the net debt expressed as a percentage of total capitalization. Net debt comprises financial liabilities less cash and cash equivalents. Total capitalization is calculated as shareholders’ equity as shown in the consolidated balance sheet plus net debt.

 The Company’s main capital management objectives are to safeguard its ability to continue as a going concern, optimize returns, allow consistency of operations to other stakeholders, and maintain an optimal capital structure reducing financial costs and maximizing the returns. In addition, the Company monitors financial leverage adequacy, and mitigates risks that may affect the availability of capital for Company development.

	June 30, 2023	December 31, 2022
Net debt (i)	1,975,202	1,969,241
Total shareholders' equity	4,559,939	4,629,679
Total capitalization (ii)	2,584,737	2,660,438
Gearing ratio - % - (iii)	76%	74%

(i)	Net debt comprises financial liabilities (note 6.1) net of cash and cash equivalents.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

(ii)	Refers to the difference between Shareholders’ Equity and Net debt.

(iii)	The Gearing Ratio is calculated based on Net Debt/Total Capitalization.

e.	Sensitivity analysis

The following table presents the sensitivity analysis of potential losses from financial instruments, according to Management’s assessment of relevant market risks presented above.

A probable scenario (Base scenario) over a 12-months horizon was used, with a projected rate of 13.54% p.a. as per DI Interest Deposit rate (“CDI”), reference rates disclosed by B3 S.A. (Brazilian stock exchange). Two further scenarios are presented, stressing, respectively, a 25% deterioration in scenario I and 50% deterioration in scenario II, of the projected rates.

	Index - % per year	Balance as of June 30, 2023	Base scenario	Scenario I	Scenario II
Financial investments	CDI	35,041	4,746	5,933	7,119
Marketable securities	CDI	385,002	52,147	65,184	78,220
		420,043	56,893	71,117	85,339

Accounts payable for business combination and acquisition of associates	CDI	(591,620)	(80,133)	(100,166)	(120,199)
Lease liabilities	IPCA	(131,797)	(4,167)	(5,208)	(6,250)
Bonds	CDI	(846,443)	(114,647)	(143,309)	(171,971)
		(1,569,860)	(198,947)	(248,683)	(298,420)
Net exposure		(1,149,817)	(142,054)	(177,566)	(213,081)
Interest rate CDI -% p.a.	-	-	13.54%	16.93%	20.32%
Interest rate IPCA -% p.a.	-	-	3.16%	3.95%	4.74%
Stressing scenarios				25%	50%

7.	Cash and cash equivalents

a.	Composition

The balance of this account comprises the following amounts:

	June 30, 2023	December 31, 2022
Cash	6	7
Bank account	3,221	6,546
Financial investments (i)	35,041	39,212
	38,268	45,765

(i)	The Company invests in short-term fixed income investment funds with daily liquidity and no material risk of change in value. Financial investments presented an average gross yield of 104% of the annual CDI rate on June 30, 2023 (103% on December 31, 2022). All investments are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and correspond to the cash obligations for the period.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

8.	Marketable securities

a.	Composition

	Credit Risk	June 30, 2023	December 31,2022
Private investment fund	AAA	246,928	31,842
Private investment fund	AA	138,074	348,672
		385,002	380,514

The average gross yield of securities is based on 104% CDI on June 30, 2023 (103% CDI on December 31, 2022).

9.	Trade receivables

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2023	December 31, 2022
Trade receivables	618,239	711,439
Related parties (note 20)	13,912	7,177
(-) Impairment losses on trade receivables	(64,870)	(69,481)
	567,281	649,135

b.	Maturities of trade receivables

	June 30, 2023	December 31, 2022
Not yet due	379,998	563,005
Past due
Up to 30 days	50,531	19,435
From 31 to 60 days	42,018	22,637
From 61 to 90 days	41,190	12,193
From 91 to 180 days	45,357	42,169
From 181 to 360 days	31,509	31,357
Over 360 days	27,636	20,643
Total past due	238,241	148,434
Related parties (note 20)	13,912	7,177
Impairment losses on trade receivables	(64,870)	(69,481)
	567,281	649,135

The gross carrying amount of trade receivables is written off when the Company has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof. Collection efforts continue to be made, even for the receivables that have been written off, and amounts recoverable are recognized directly in Consolidated Statement of Profit or Loss and Other Comprehensive Income upon collection.

c.	Changes on provision

The following table shows the changes in impairment losses on trade receivables for the periods ended June 30, 2023, and 2022:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

	June 30, 2023	June 30, 2022
Opening balance	69,481	46,500
Additions	17,397	12,439
Reversals	(5,989)	-
Write offs	(16,019)	(8,841)
Closing balance	64,870	50,098

10.	Inventories

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2023	December 31, 2022
Finished products (i)	172,604	160,519
Work in process	57,357	73,993
Raw materials	44,589	30,773
Imports in progress	-	347
Right to returned goods (ii)	5,353	818
	279,903	266,450

(i)	These amounts are net of slow-moving items and net realizable value.

(ii)	Represents the Company’s right to recover products from customers when customers exercise their right of return under the Company’s returns policies, where the Company estimates the volume of goods returned based on experience and foreseen expectations.

Changes in provision for losses with slow-moving inventories and net realizable value are broken down as follows:

b.	Changes in provision

	June 30, 2023	June 30, 2022
Opening balance	86,827	58,723
Additions	7,240	7,009
Reversals	-	(899)
Write-off inventories	(1,703)	(4,772)
Closing balance	92,364	60,061

11.	Equity accounted investees

a.	Composition of investments

	Investment type	Interest	Investment	Fair value	Goodwill	June 30, 2023
Educbank	Associate	45%	39,428	7,270	33,786	80,485
			39,428	7,270	33,786	80,485

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

b.	Investments without control and significant influence

EducBank
As of December 31, 2022	83,139
Equity method	(2,654)
As of June 30,2023	80,485

12.	Property, plant and equipment

The cost, weighted average depreciation rates and accumulated depreciation are as follows:

		June 30, 2023			December 31, 2022
	Weighted average depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
IT equipment	10% - 33%	83,366	(53,289)	30,077	80,262	(43,294)	36,968
Furniture, equipment and fittings	10% - 33%	59,671	(35,680)	23,991	60,920	(36,818)	24,102
Property, buildings and improvements	5%-20%	57,551	(43,206)	14,345	53,027	(40,381)	12,646
In progress	-	3,708	-	3,708	4,494	-	4,494
Right of use assets	12%	215,582	(105,726)	109,856	257,034	(137,948)	119,086
Land	-	391	-	391	391	-	391
Total		420,269	(237,901)	182,368	456,128	(258,441)	197,688

Changes in property, plant and equipment are as follows:

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2022	36,968	24,103	12,646	4,494	119,086	391	197,688
Additions	2,054	3,785	-	3,509	8,507	-	17,855
Business combinations (Note 5)	-	613	183	-	-	-	796
Disposals / Cancelled contracts	-	(48)	-	-	(2,250)	-	(2,298)
Depreciation	(8,945)	(542)	(2,779)	-	(15,487)	-	(27,753)
Transfers (i)	-	(3,920)	4,295	(4,295)	-	-	(3,920)
As of June 30, 2023	30,077	23,991	14,345	3,708	109,856	391	182,368

(i)	The remaining balance of transfers refers to software and assets under implementation, previously allocated in the “furniture, equipment and fittings” group.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

	IT equipment	Furniture, equipment and fittings	Property, buildings and improvements	In progress	Right of use assets	Land	Total
As of December 31, 2021	16,615	8,390	17,872	677	141,737	391	185,682
Additions	33,917	11,207	657	2,447	21,049	-	69,277
Additions through business combinations	54	12	-	7	-	-	73
Disposals / Cancelled contracts	-	(6)	-	(18)	(3,495)	-	(3,519)
Depreciation	(6,998)	(1,987)	(2,669)	-	(15,075)	-	(26,729)
Transfers	831	(375)	(456)	-	-	-	-
As of June 30, 2022	44,419	17,241	15,404	3,113	144,216	391	224,784

The Company assesses annually, whether there is an indication that a property, plant and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no indications of impairment of property, plant and equipment as and for the six-months periods ended June 30, 2023 and 2022.

13.	Intangible Assets and Goodwill

The cost, weighted average amortization rates and accumulated amortization of intangible assets and goodwill comprise the following amounts:

		June 30, 2023			December 31, 2022
	Weighted average amortization rate	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
Software	20%	303,734	(203,953)	99,781	263,433	(182,711)	80,722
Customer Portfolio	8%	1,201,665	(428,037)	773,628	1,201,074	(377,891)	823,183
Trademarks	5%	636,072	(126,371)	509,701	631,582	(112,967)	518,615
Trade Agreement	8%	243,114	(36,668)	206,446	247,622	(28,795)	218,827
Platform content production	33%	153,281	(94,712)	58,569	123,251	(74,881)	48,370
Other Intangible assets	33%	12,321	(5,040)	7,281	39,422	(32,142)	7,281
In progress	-	17,879	-	17,879	18,958	-	18,958
Goodwill	-	3,713,187	-	3,713,187	3,711,721	-	3,711,721
		6,281,253	(894,781)	5,386,472	6,237,063	(809,387)	5,427,677

Changes in intangible assets and goodwill were as follows:

	Software	Customer Portfolio	Trade-marks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	80,722	823,183	518,615	218,827	48,370	7,281	18,958	3,711,721	5,427,677
Additions	11,420	-	-	-	29,548	-	19,046	-	60,014
Business combination (note 5)	-	1,510	4,740	-	-	-	-	1,466	7,716
Amortization	(15,926)	(51,065)	(13,654)	(12,381)	(19,829)	-	-	-	(112,855)
Transfers (i)	23,565	-	-	-	480	-	(20,125)	-	3,920
As of June 30, 2023	99,781	773,628	509,701	206,446	58,569	7,281	17,879	3,713,187	5,386,472

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

(i)	The remaining balance refers to software and assets under implementation received in the transfer of property, plant and equipment, as mentioned in note 12.

	Software	Customer Portfolio	Trade-marks	Trade Agreement	Platform content production	Other Intangible assets	In progress	Goodwill	Total
As of December 31, 2022	96,044	922,105	546,277	243,495	24,294	7,282	3,991	3,694,879	5,538,367
Additions	9,910	-	-	-	17,600	(17)	4,834	3,600	35,927
Business combination	3,145	-	-	-	-	-	-	34,176	37,321
Disposals	-	-	-	-	-	19	-	-	19
Amortization	(15,916)	(50,791)	(13,654)	(12,381)	(12,371)	(50)	-	-	(105,163)
Transfers	(2,085)	(140)	-	-	-	(1,099)	-	3,324	-
As of June 30, 2022	91,098	871,174	532,623	231,114	29,523	6,135	8,825	3,735,979	5,506,471

Impairment test for goodwill

The Company performs its annual impairment test in December and whenever circumstances indicate that the carrying value may be impaired. The Company’s impairment test for goodwill is assessed by comparing it carrying amount with its recoverable amount. The key assumptions used to determine the recoverable amount for the different cash generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2022.

There were no indications of impairment for six-months period ended June 30, 2023 and December 31, 2022.

14.	Bonds

The balance of bonds comprises the following amounts:

	December 31, 2022	Payment of interest (i)	Interest accrued	Transaction cost of bonds	Transfers	June 30, 2023
Bonds with related parties	63,325	(18,463)	22,671	-	-	67,533
Bonds	30,454	(39,452)	38,182	509	(509)	29,184
Current liabilities	93,779	(57,915)	60,853	509	(509)	96,717
Bonds with related parties	250,206	-	-	-	-	250,206
Bonds	499,011	-	-	-	509	499,520
Non-current liabilities	749,217	-	-	-	509	749,726
Total	842,996	(57,915)	60,853	509	-	846,443

(i)	On February 15, 2023 the Company settled only interest on the following bonds 6th Issuance, 2nd series – R$ 3,752. On February 14, 2023 the Company settled only interest on the following bonds 7th issuance single series – R$ 14,711. On February 06, 2023 the Company settled only interest on the following bonds external – R$ 39,451.

a.	Bonds’ description

See below the bonds outstanding on June 30, 2023:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Subscriber	Related Parties	Related Parties	Third parties
Issuance	5th	9th	1st
Series	2nd Series	2nd Series	Single Series
Date of issuance	08/15/2018	09/28/2022	08/06/2021
Maturity date	08/15/2023	09/28/2025	07/06/2024
First payment after	60 months	36 months	35 months
Remuneration payment	Semi-annual interest	Semi-annual interest	Semi-annual interest
Financials charges	CDI + 1.00% p.a.	CDI + 2.40% p.a.	CDI + 2.30% p.a.
Principal amount (in millions of R$)	51	250	500

b.	Bond’s maturities

The maturities range of these accounts, considering related and third parties are as follow:

Maturity of installments	June 30, 2023%		December 31, 2022%
2023	96,717	11.4	93,779	11.1

2024	499,726	59.0	499,217	59.2
2025	250,000	29.6	250,000	29.7
Total non-current liabilities	749,726	88,6	749,217	88.9

	846,443	100.0	842,996	100.0

c.	Debit commitments

The maintenance of the contractual maturity of debentures at their original maturities is subject to covenants, which are calculated annually. The main assumptions adopted in this calculation are described in the Financial Statements as of December 31, 2022. Additionally, the Company complied with all debt commitments in the period applicable on December 31, 2022.

15.	Suppliers

The balance of this account comprises the following amounts:

a.	Composition

	June 30, 2023	December 31, 2022
Local suppliers	172,589	215,593
Related parties (note 20)	31,429	13,781
Copyright	9,349	21,273
	213,367	250,647

Reverse Factoring (i)	230,243	155,469

(i)	As of June 30, 2023, the balance of reverse factoring was R$ 230,243 (R$ 155,469 as of December 31, 2022), and the discount rates of assignment operations carried out by our suppliers with financial institutions had a weighted average of 1.25% per month (as of December 31, 2022, the weighted average was 1.27% per month) and a maximum payment term of 360 days. The balance is initially recognized net of the present value adjustment, which is subsequently recognized as a financial expense.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

16.	Lease liabilities

	June 30, 2023	June 30, 2022
Opening balance	140,563	160,542
Additions for new lease agreements	8,511	1,268
Renegotiation	-	19,781
Cancelled contracts	(2,533)	(2,591)
Interest	6,260	7,290
Payment of interest	(7,086)	(7,158)
Payment of principal	(13,918)	(13,727)
Closing balance	131,797	165,405
Current liabilities	23,635	32,016
Non-current liabilities	108,162	133,389
	131,797	165,405

Short-term leases (lease period of 12 months or less) and leases of low-value assets (such as personal computers and office furniture) are recognized on a straight-line basis in rent expenses for the period and are not included in lease liabilities.

The Company recognized rent expense from short-term leases and low-value assets of R$ 17,705 for the six-months period ended June 30, 2023 (R$ 13,657 as of June 30, 2022).

17.	Contractual obligations and deferred income

	June 30, 2023	December 31, 2022
Refund liability (i)	41,798	51,533
Contract of exclusivity for processing payroll	395	587
Deferred income in leaseback agreement	3,689	4,075
Other contractual obligations	852	1,657
Current	46,734	57,852

(i)	Refers to the customer’s right to return products, as mentioned in Note 10, the Company business cycle is from October to September for each year, being the provision reduced in the end of business cycle and estimated in the fourth quarter.

18.	Accounts payable for business combination and acquisition of associates

	June 30, 2023	December 31, 2022
Pluri	-	3,653
Mind Makers	-	7,915
Livro Fácil	-	10,516
Meritt	300	300
SEL	17,133	30,267
Redação Nota 1000	4,562	6,030
EMME	11,216	10,827
Editora De Gouges	538,092	514,299
Phidelis	12,629	16,976
Educbank	7,306	24,494
Anglo Start	382	-
	591,620	625,277
Current	34,169	73,007
Non-current	557,451	552,270
	591,620	625,277

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

The changes in the balance are as follows:

	June 30, 2023	December 31, 2022
Opening balance	625,277	532,313
Additions (i)	28,044	120,344
Cash payment	(4,100)	(80,939)
Payments in installments	(84,171)	(11,379)
Interest payment	(7,768)	(603)
Interest adjustment	34,987	65,725
Remeasurement	(649)	(184)
Closing balance	591,620	625,277

(i)	Composed of the purchase price of the company Start Anglo, in the amount of R$ 4,481 (as per note 5), and the price adjustment in the acquisition of companies, in the amount of R$ 23,562 (as per note 25), as follows: ( i) increase of R$33,190 in the purchase price of Mind Makers, due to the performance of the business, considering the number of students who used the products made available by the entity in April 2023, in accordance with the 4th contractual amendment, which defined the targets for the payment of earnout, and (ii) reduction of R$9,628 in the acquisition of the company Editora de Gouges (“Eleva”), as a result of the review of the net debt provided for in the shareholder’s agreement.

The maturity years of such balances as of June 30, 2023 and December 31, 2022, are shown in the table below:

	June 30, 2023		December 31, 2022
Maturity of installments	Total	%	Total	%
In up to one year	34,169	5.8	73,007	11.7
One to two years	183,507	31.0	389,186	62.2
Two to three years	184,927	31.3	163,084	26.1
Three years on	189,017	31.9	-	-
	591,620	100.0	625,277	100.0

19.	Salaries and Social Contribution

	June 30, 2023	December 31 2022
Salaries payable	36,279	28,351
Social contribution payable (i)	17,707	25,205
Provision for vacation pay and 13th salary	32,593	21,454
Provision for profit sharing (ii)	13,112	25,047
	99,691	100,057

(i)	Refers to the effect of social contribution over restricted share units' compensation plans issued on July 31 and November 10, 2020. The Company records the taxes over the shares on a monthly basis according to the Company’s share price.

(ii)	The provision for profit sharing is based on qualitative and quantitative metrics determined by Management.

20.	Related parties

The Company is part of Cogna Group and some of the Company’s transactions and arrangements involve entities that belong to the Cogna Group. The effect of these transactions is reflected in the Consolidated Financial Statements, with these related parties segregated by nature of transaction measured on an arm’s length basis and determined by intercompany agreements and approved by the Company’s Management.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

The balances and transactions between the Company and its associates have been eliminated in the Company’s Unaudited Condensed Interim Consolidated Financial Statements. Additionally, the main contracts with related parties are presented in greater detail in the Consolidated Financial Statements for the year ended December 31, 2022, which did not change until the end of this quarter.

The balances and transactions between related parties are shown below:

	June 30, 2023
	Other receivables	Trade receivables (Note 9)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	192,044	-	-	317,739
Editora Atica S.A.	-	9,964	-	-	27,558	-
Editora E Distribuidora Educacional S.A.	-	1,387	-	-	3,871	-
Maxiprint Editora Ltda.	-	43	-	-	-	-
Saraiva Educação S.A.	-	2,189	-	-	-	-
Somos Idiomas S.A.	-	329	-	-	-	-
Others	30	-	-	-	-	-
	30	13,912	192,044	-	31,429	317,739

	December 31, 2022
	Other receivables (i)	Trade receivables (Note 9)	Indemnification asset (note 21b)	Other liabilities	Suppliers (note 15)	Bonds (note 14)
Cogna Educação S.A.	-	-	180,417	-	3,828	313,531
Editora Atica S.A.	-	5,754	-	-	9,778	-
Editora E Distribuidora Educacional S.A.	1,722	19	-	-	-	-
Educação Inovação e Tecnologia S.A.	-	389	-	-	175	-
Nice Participações Ltda.	-	37	-	-	-	-
Saraiva Educação S.A.	-	749	-	-	-	-
Somos Idiomas S.A.	-	229	-	-	-	-
Others	37	-	-	54	-	-
	1,759	7,177	180,417	54	13,781	313,531

(i)	Refers substantially to accounts receivable generated from sharing costs e.g IT services shared by the Company to Cogna Group.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

	June 30, 2023				June 30, 2022
Transactions held:	Revenues	Finance costs (note 14)	Cost Sharing	Sublease (note 25)	Revenues	Finance costs (note 14)	Cost Sharing	Sublease (note 25)
Cogna Educação S.A.	-	22,671	-	-	-	18,770	-	-
Editora Atica S.A.	7,257	-	1,945	4,540	4,971	-	1,194	4,177
Editora E Distribuidora Educacional S.A.	355	-	-	-	-	-	6,113	-
Editora Scipione S.A.	1,636	-	-	-	1,214	-	-	-
Nice Participações Ltda.	-		-	-
Maxiprint Editora Ltda.	4,888	-	-	-	3,655	-	-	-
Saber Serviços Educacionais S.A.	-	-	-	-	41	-	-	-
Saraiva Educacao S.A.	2,028	-	-	1,381	2,484	-	-	1,272
Somos Idiomas Ltda.	-	-	-	304	-	-	-	213
SSE Serviços Educacionais Ltda.	938	-	-	-	437	-	-	-
	17,102	22,671	1,945	6,225	12,802	18,770	7,307	5,662

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

a)	Compensation of key management personnel

Key management personnel include the members of the Board of Directors, Audit Committee, the CEO and the vice-presidents, for which the nature of the tasks performed were related to the activities of the Company.

For the six-months period ended June 30, 2023, key management compensation, including charges and variable compensation amounted to R$ 5,269 (R$ 5,758 in June 30, 2022). The Audit Committee and Board of Directors were established in July 2020 as a result of the IPO.

The Key management personnel compensation expenses comprised the following:

	April 01, to June 30, 2023	April 01, to June 30, 2022
Short-term employee benefits	2,686	3,401
Share-based compensation plan	2,583	2,357
	5,269	5,758

21.	Provision for tax, civil and labor losses and Judicial deposits and escrow accounts

The Company classifies the likelihood of loss in judicial/administrative proceedings in which it is a defendant. Provisions are recorded for contingencies classified as probable loss in an amount that Management, in conjunction with its legal advisors, believes is enough to cover probable losses or when related to contingences resulting from business combinations.

In connection with the acquisition of Somos Group by Cogna Group, provisions for contingent liabilities assumed by Cogna were recognized when potential non-compliance with labor and civil legislation arising from past practices of subsidiaries acquired were identified. Thus, at the acquisition date, Cogna reviewed all proceedings for which liabilities were transferred to assess whether there was a present obligation and if the fair value could be measured reliably. The contingent liabilities are composed as follows:

a.	Composition

	June 30, 2023	December 31, 2022
Proceedings whose likelihood of loss is probable
Tax proceedings (i)	649,320	622,440
Labor proceedings (ii)	20,114	25,812
Civil proceedings	493	496
	669,927	648,748
Liabilities assumed in Business Combination
Tax proceedings	578	749
Labor proceedings (ii)	1,447	1,755
	2,025	2,504

Total of provision for tax, civil and labor losses	671,952	651,252

(i)	Primarily refers to income tax positions taken by Somos and the Company in connection with a corporate restructuring held by the predecessor in 2010, In 2018, given a tax assessment via an Infraction Notice received by the predecessor for certain periods opened for tax audit coupled with unfavorable case law on a similar tax case also reached in 2018, the Company reassessed this income tax position and recorded a liability, including interest and penalties.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

(ii)	The Company is a party to labor demands, which mostly refer to proportional vacation, salary difference, night shift premium, overtime and social charges, among others. There are no individual labor demands with material amounts that require specific disclosure.

The changes in provision for the six-months periods ended June 30, 2023 and 2022 were as follows:

	December 31, 2022	Additions	Reversals	Interest	Payments	June 30, 2023
Tax proceedings	623,189	-	(992)	27,701	-	649,898
Labor proceedings	27,567	2,344	(11,053)	3,440	(737)	21,561
Civil proceedings	496	58	(70)	11	(2)	493
Total	651,252	2,402	(12,115)	31,152	(739)	671,952

Finance expense		-	-	(31,114)
General and administrative expenses		(2,399)	11,564	-
Income tax and social contribution		-	27	-
Indemnification asset – Former owner		(3)	524	(38)
Total		(2,402)	12,115	(31,152)

	December 31, 2021	Additions	Reversals	Interest	Payments	June 30, 2022
Tax proceedings	607,084	1,019	(2,461)	23,688	(1,019)	628,311
Labor proceedings	38,159	253	(5,853)	1,840	(181)	34,218
Civil proceedings	1,607	189	(7)	28	(160)	1,657
Total	646,850	1,461	(8,321)	25,556	(1,360)	664,186

Finance expense		-	-	(25,508)
General and administrative expenses		(1,461)	7,474	-
Indemnification asset – Former owner		-	847	(48)
Total		(1,461)	8,321	(25,556)

b.	Judicial Deposits and Escrow Accounts

Judicial deposits and escrow accounts recorded as non-current assets are as follows:

	June 30, 2023	December 31, 2022
Tax proceedings	1,597	2,126
Indemnification asset – Former owner	1,400	1,801
Indemnification asset – Related parties (i)	192,044	180,417
Escrow-account	-	10,515
	195,041	194,859

(i)	Refers to an indemnification asset of the seller in connection with the acquisition of Somos by Cogna Group and recognized at the date of the business combination, in order to indemnify the Company for all losses that may be incurred in connection with all contingencies or lawsuits, substantially tax proceedings related to business combinations up to the maximum amount of R$192,044 (R$ 180,417 on December 31, 2022). This asset is indexed to CDI (Certificates of Interbank Deposits).

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

22.	Current and Deferred Income Tax and Social Contribution

Income tax expense is recognized at an amount determined by multiplying profit (loss) before tax for the interim reporting period by the Company’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective rate in the Unaudited Condensed Interim Consolidated Financial statements may differ from the Consolidated estimate of the effective tax rate for the annual financial statements. The Company’s effective tax rates for the period ended June 30, 2023 and 2022 were 34% and 38% respectively (Combined nominal statutory rate of income tax and social contribution is 34%).

23.	Shareholder’s Equity

23.1.	Share Capital

The Company holds Class A shares (issued and sold in the IPO), in addition to Class B shares (owned by Cogna).

Considering the ILP exercised during 2022, in addition to the remuneration of restricted shares recognized in the same period, on June 30, 2023, the Company’s capital stock totals 83,730,367 shares (83,649,887 on December 31, 2022), of which 64,436,093 are Class B shares owned by the Cogna Group and 18,381,996 (18,213,794 on December 31, 2022) are Class A shares owned by third-parties and 912,278 shares Class A are held in treasury.

The Company’s Shareholders Agreement authorizes the Board of Directors to grant restricted share units to certain executives and employees and other service providers with respect to up to 3% (three per cent) of the issued and outstanding shares of the Company. Below we present the movements that occurred in the six-months period ended June 30, 2023:

	Class A Shares (units)	Class B Shares (units)	Total
December 31, 2022	19,213,794	64,436,093	83,649,887
Remuneration
ILP exercised	80,480	-	80,480
June 30, 2023	19,294,274	64,436,093	83,730,367

The Company’s shareholders on June 30, 2023, are as follows:

	In units
Company Shareholders	Class A	Class B	Total
Cogna Group	-	64,436,093	64,436,093
Free Float	18,381,996	-	18,381,996
Treasury shares (Note 23.4)	912,278	-	912,278
Total (%)	23%	77%	83,730,367

23.2.	Loss per share

The basic loss per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares outstanding during the year. The Company considers as diluted loss per share, the number of common shares calculated added by the weighted average number of common shares that should be issued upon conversion of all potentially dilutive shares into common shares; potentially dilutive shares were deemed to have been converted into common shares at the beginning of the period.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

	April 01, to June 30, 2023	June 30, 2023	April 01, to June 30, 2022	June 30, 2022
Loss attributable to parent company	(78,611)	(80,835)	(74,661)	(54,471)
Weighted average number of ordinary shares outstanding (thousands)	83,730	83,730	83,479	83,479
Basic and diluted loss per share – R$	(0.94)	(0.97)	(0.89)	(0.65)

23.3.	Capital reserve – Share-based compensation (granted)

The Company as of June 30, 2023, had two share-based compensation plans and one bonus plan paid in restricted share units, being:

a)	Long Term Investment – (“ILP”) – Refers to two tranches granted being the first issued on July 23, 2020 and November 10, 2020. The Company compensates part of its employees and management. This plan will grant up to 3% of the Company’s class A share units. The Company will grant the limit of five tranches approved by the Company’s Board of Directors. The fair value of share units is measured at fair value quoted on the grant date. The plan has a vesting period corresponding to 5 years added by expected volatility of 30% and will be settled with Company’s shares. All taxes and contributions are paid by the Company without additional costs to employees and management. This program should be wholly settled with the delivery of the shares. The effect of events on share-based compensation in the Statement of Profit or Loss for the six-months period ended June 30, 2023 was R$ 6,828, being R$ 7,032 in Shareholder’s the Equity and a credit of R$ 204 as labor charges in liabilities.

b)	Bonus paid in restricted share units – “Premium recognized” – The Company granted and vested 101,798 shares on April, 2023 to certain members of management based on performance recognized. This program was wholly settled with the delivery of the shares. The amount provisioned and paid was R$ 1,399 (net of withholding taxes), being R$ 1,930 in Shareholder’s the Equity and a credit of R$ 531 as labor charges in liabilities.

23.4.	Vasta’s share Repurchase Program

In 2021 the Company announced that its Board of Directors has approved its first share repurchase program, or the Repurchase Program. Under the Repurchase Program, the Company may repurchase up to 1,000,000 in Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on August 17, 2021, continuing until the earlier of the completion of the repurchase or February 17, 2022, depending upon market conditions. The Company concluded the Repurchase Program on December 10, 2021, using its existing funds to finance the repurchase, and on June 30, 2023, the Company had a balance of R$21,785 or 912,278 shares in its possession.

24.	Net Revenue from sales and Services

The breakdown of net sales of the Company for the six-months periods ended June 30, 2023, and 2022 is shown below, revenue is broken down into the categories that, according to the Company the nature, amount, timing and uncertainty of revenue through provisions as follows:

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

	April 01 to June 30, 2023	June 30, 2023	April 01 to June 30, 2022	June 30,2022
Content Platform and EdTech
Learning Systems
Gross revenue	274,138	552,766	177,304	417,286
Discounts	(237)	(744)	(4,585)	(6,693)
Returns	(39,483)	(86,813)	(30,096)	(64,279)
Taxes	(75)	(163)	(161)	(175)
Net revenue	234,343	465,046	142,462	346,139
Textbooks
Gross revenue	25,287	79,850	20,905	77,483
Discounts	(188)	(188)	(441)	(441)
Returns	(19,379)	(22,948)	(10,315)	(12,846)
Taxes	-	(2)	-	(326)
Net revenue	5,720	56,712	10,149	63,870

Complementary Education Services
Gross revenue	19,075	85,572	17,636	81,944
Discounts	(226)	(226)	(1)	(1)
Returns	(15,928)	(27,860)	(5,446)	(13,328)
Taxes	(142)	(154)	(222)	(376)
Net revenue	2,779	57,332	11,967	68,239

Other services
Gross revenue	13,066	23,707	11,710	21,392
Taxes	(1,864)	(3,369)	(2,478)	(3,674)
Net revenue	11,202	20,338	9,232	17,718

Total Content Platform & EdTech	254,044	599,428	173,810	495,966

Digital services platform
E-commerce
Gross revenue	18,205	75,994	17,581	80,852
Returns	(635)	(728)	(1,080)	(4,681)
Taxes	(218)	(463)	(355)	(1,600)
Net revenue	17,352	74,803	16,146	74,571

Total Digital Services	17,352	74,803	16,146	74,571

Total
Gross revenue	349,771	817,889	245,136	678,957
Discounts	(651)	(1,158)	(5,027)	(7,135)
Returns	(75,425)	(138,349)	(46,937)	(95,134)
Taxes	(2,299)	(4,151)	(3,216)	(6,151)
Net revenue	271,396	674,231	189,956	570,337

Sales	260,205	653,893	180,339	552,225
Service	11,191	20,338	9,617	18,312
Net revenue	271,396	674,231	189,956	570,537

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

a.	Seasonality

The Company’s revenue is subject to seasonality since the main deliveries of printed materials and digital materials to customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials delivered in the fourth quarter are used by customers in the following school year and, therefore, fourth quarter results reflect the growth in the number of students from one school year to the next, leading to higher revenue in general in the fourth quarter compared with the preceding quarters in each year. Consequently, on aggregate, the seasonality of revenue generally produces higher revenue in the first and fourth quarters of our fiscal year. In addition, the Company generally bills its customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half. A significant part of the Company’s expenses is also seasonal. Due to the nature of the business cycle, the Company needs significant working capital, typically in September or October of each year, in order to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of the teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year. Purchases through the Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

25.	Costs and Expenses by Nature

	April 01, to June 30, 2023	June 30, 2023	April 01, to June 30, 2022	June 30, 2022
Raw materials and productions costs	(59,221)	(152,616)	(29,443)	(100,975)
Salaries and payroll charges	(69,893)	(145,925)	(74,693)	(147,173)
Depreciation and amortization	(69,823)	(140,608)	(67,606)	(131,892)
Advertising and publicity	(28,547)	(44,422)	(21,914)	(49,386)
Copyright	(14,934)	(40,222)	(12,803)	(33,566)
Editorial cost	(11,308)	(29,621)	(8,096)	(20,374)
Net adjustment of price in accounts payable for business combination (note 18)	(23,562)	(23,562)	-	-
Other general, administrative and commercial expenses, net	(21,376)	(20,431)	707	1,641
Rent and condominium fees	(3,249)	(17,705)	(3,500)	(13,657)
Third-party services	(2,701)	(14,414)	(19,863)	(23,652)
Consulting and advisory services	(10,096)	(14,131)	(5,096)	(15,953)
Travel	(9,273)	(12,856)	(8,173)	(12,144)
Impairment losses on trade receivables	(1,028)	(11,408)	(3,543)	(12,439)
Utilities, cleaning and security	(4,021)	(8,196)	(5,200)	(11,705)
(Provision) reversal for obsolete inventories	(4,217)	(7,240)	670	(6,110)
Material	(812)	(1,140)	(1,299)	(2,757)
Taxes and contributions	(387)	(387)	(530)	(530)
Income from lease and sublease agreements with related parties	3,066	6,225	2,702	5,662
Reversal for tax, civil and labor losses, net	4,742	9,165	751	6,860
	(326,640)	(669,494)	(256,929)	(568,150)

Cost of sales and services	(119,177)	(274,303)	(79,966)	(209,203)
Commercial expenses	(64,863)	(115,924)	(46,988)	(94,921)
General and administrative expenses	(118,091)	(245,372)	(127,139)	(253,227)
Impairment loss on accounts receivable	(1,028)	(11,408)	(3,543)	(12,439)
Other operating income	9,487	10,481	707	1,640
Other operating expenses	(32,968)	(32,968)	-	-
	(326,640)	(669,494)	(256,929)	(568,150)

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

26.	Finance result

	April 01, to June 30, 2023	June 30, 2023	April 01, to June 30, 2022	June 30, 2022
Finance income
Income from financial investments and marketable securities (i)	10,218	19,633	15,345	26,804
Income finance from contingencies	5,911	11,744	4,537	8,758
Other finance income	1,341	2,724	2,014	1,603
	17,470	34,101	21,896	37,165
Finance costs
Interest on bonds	(30,262)	(60,853)	(27,867)	(51,639)
Interest acquisition	(16,956)	(34,987)	(16,735)	(29,791)
Imputed interest on suppliers	(8,106)	(15,180)	(5,897)	(8,402)
Bank and collection fees	(1,918)	(5,198)	(1,506)	(3,899)
Interest on provision for tax, civil and labor losses	(22,630)	(31,114)	(14,102)	(25,556)
Interest on lease liabilities	(2,875)	(6,260)	(3,694)	(7,290)
Other finance costs	(7)	(4,978)	(101)	(1,288)
	(82,754)	(158,570)	(69,902)	(127,865)

Financial result (net)	(65,284)	(124,469)	(48,006)	(90,700)

(i)	Refers to income from marketable securities indexed at CDI.

27.	Segment Reporting

Information reported to the Chief Operating Decision Maker (CODM) for the purposes of resource allocation and assessment of segment performance is focused on revenue, “profit (loss) before finance result and tax”, assets and liabilities segregated by the nature of the services provided to the Company’s customers. Thus, the reportable segments are: (i) Content & EdTech Platform; and (ii) Digital Services.

The Content & EdTech platform derives its results from core and complementary educational content solutions through digital and printed content, including textbooks, learning systems and other complementary educational services.

The Digital Services aims to unify the entire school administrative ecosystem, allowing private schools to add multiple learning strategies and help them to focus on education, through the physical and digital e-commerce platform (Livro Fácil) and other digital services of the Company. Operations related to this segment began with the acquisition of Livro Fácil, and posteriory with the acquisition of EMME, which has its digital platform aimed at the production of educational marketing material for the Company's partner schools. Additionally, in January 2022, the Company acquired MVP and Phidelis.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

Due to the nature of the Company’s e-commerce platform, the Content & EdTech Platform segment sells its printed and digital content to the Digital Services segment. These transactions are priced on an arm’s length basis and are to be settled in cash.  However, the eliminations made in preparing the consolidated financial statements are included in the measure of the segment’s profit or loss that is used by the CODM, and therefore the amounts presented herein are net of such intersegment transactions.

The following table presents the Company’s revenue, its reconciliation to “profit (loss) before finance result and tax”, assets and liabilities by reportable segment. No other information is used by the CODM when assessing segment performance:

	April,01 to June 30, 2023			June 30, 2023
	Content & EdTech Platform	Digital Services Platform	Total	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	254,044	17,352	271,396	599,428	74,803	674,231
Cost of goods sold and services	(104,493)	(14,684)	(119,177)	(205,400)	(68,903)	(274,303)
Operating income (expenses)
General and administrative expenses	(117,125)	(966)	(118,091)	(241,684)	(3,688)	(245,372)
Commercial expenses	(62,479)	(2,384)	(64,863)	(105,575)	(10,349)	(115,924)
Other operating income	9,487	-	9,487	10,481	-	10,481
Other operating expenses	(32,968)	-	(32,968)	(32,968)	-	(32,968)
Impairment losses on trade receivables	(1,005)	(23)	(1,028)	(11,340)	(68)	(11,408)
Share of loss equity-accounted investees	-	(2,126)	(2,126)	(528)	(2,126)	(2,654)
(Loss) profit before finance result and taxes	(54,539)	(2,831)	(57,370)	12,414	(10,331)	2,083
Assets				7,361,387	85,449	7,446,836
Current and non-current liabilities				2,839,137	47,760	2,886,897

	April,01 to June 30, 2022			June 30, 2022
	Content & EdTech Platform	Digital Services Platform	Total	Content & EdTech Platform	Digital Services Platform	Total
Net revenue from sales and services	171,384	18,572	189,956	495,965	74,572	570,537
Cost of goods sold and services	(65,928)	(14,038)	(79,966)	(148,950)	(60,253)	(209,203)
Operating income (expenses)
General and administrative expenses	(121,554)	(5,585)	(127,139)	(243,748)	(9,479)	(253,227)
Commercial expenses	(45,695)	(1,293)	(46,988)	(84,328)	(10,593)	(94,921)
Other operating income	733	(26)	707	1,666	(26)	1,640
Impairment losses on trade receivables	(3,543)	-	(3,543)	(12,439)	-	(12,439)
(Loss) profit before finance result and taxes	(64,603)	(2,370)	(66,973)	8,166	(5,779)	2,387
Assets				7,299,100	118,877	7,417,977
Current and non-current liabilities				2,739,602	57,024	2,796,626

The Segments’ profit represents the profit earned by each segment without finance results and income tax expense. This is the measure reported to the CODM for the purpose of resource allocation and assessment of segment performance.

The Company operates in Brazil, with no revenue from foreign customers. Additionally, no single customer contributed 10% or more to the Company’s segments revenue for the six-months periods ended June 30, 2023, and 2022.

Vasta Platform Limited

Unaudited Condensed Interim Consolidated

Financial Statements as of six-months period ended June 30, 2023

In thousands of R$, unless otherwise stated

28.	Non-cash transactions

Non-cash transactions for the six-months period ended June 30, 2023 are: (i) Additions of right of use assets and lease liabilities in the amount of R$ 8,511 (note 16), (ii) Disposals of contracts of right of use assets and lease liabilities in the amount of R$ 2,533 (note 16), and (iii) Accounts payable assumed in the acquisition of Escola Start, during year 2023, in the amount of R$ 1,466, net of the percentage acquired (note 5).

* * * * * * * * * * * * * * * * * * *

Guilherme Melega

Chief Executive Officer

Cesar Augusto Silva

Chief Financial Officer

Marcelo Vieira Werneck

Accountant - CRC: RJ – 091570/0-1